
06008867


RECD S.E.C.
AUG 1 2006
603

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51942

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.T. HICKMAN SECURITIES BROKERAGE FIRM, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

96 FOREST PLACE
(No. and Street)

ROCHELLE PARK (City) NEW JERSEY (State) 07662 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Hickman (201) 368-3412
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AMPER, POLITZINER & MATTIA, P.C.
(Name – *if individual, state last, first, middle name*)

6 EAST 43RD STREET (Address) NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 20 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

THIS PAGE IS FOR PUBLIC INSPECTION

TO: SEC, VIA UPS, WITH TRACK# 1Z F04 201 37 1000 0372.

OATH OR AFFIRMATION

I, Robert T. Hickman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.T. Hickman Securities Brokerage Firm, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 16 day of FEB 2006

Signature

Robert T. Hickman

Firm Principal

Title

Notary Public

SUSAN NABORS JENKINS
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 4/30/2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THIS PAGE IS FOR PUBLIC INSPECTION

TO: SEC, VIA UPS, WITH TRACK# 1Z F04 201 37 1000 037 2.

R.T. HICKMAN SECURITIES
BROKERAGE FIRM, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	16,587
Commissions receivable		3,386
Prepaid expenses		1,737
	$	21,710

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	4,233
Member's Equity		17,477
	$	21,710

See accompanying notes to financial statements.



AMPER, POLITZINER & MATTIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
and CONSULTANTS

EDISON, NEW JERSEY
(732) 287-1000

FLEMINGTON, NEW JERSEY
(908) 782-3021

PRINCETON, NEW JERSEY
(609) 897-0200

ROCHELLE PARK, NEW JERSEY
(201) 712-0700

WALL, NEW JERSEY
(732) 919-1400

6 EAST 43RD STREET
NEW YORK, NY 10017

(212) 682-1600

Independent Auditors' Report

To the Board of Directors
R.T. Hickman Securities Brokerage Firm, LLC

We have audited the accompanying statement of financial condition of R.T. Hickman Securities Brokerage Firm, LLC as of December 31, 2005, and the related statements of income and member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.T. Hickman Securities Brokerage Firm, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Amper, Politziner & Mattia, P.C.

January 20, 2006
New York, New York

MEMBERS OF AICPA DIVISION FOR CPA FIRMS · SEC AND PRIVATE COMPANIES PRACTICE SECTIONS

THIS PAGE IS FOR PUBLIC INSPECTION

TO: SEC, VIA UPS, WITH TRACK# 1Z F04 201 37 1000 037 2.